Exhibit 99.1
FOR IMMEDIATE RELEASE — February 3, 2009 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSX Symbol — PEF; NYSE Alternext Symbol — PED)
PETROFLOW ENERGY LTD. REPORTS INTENTION TO UNDERTAKE A NORMAL COURSE ISSUER BID
CALGARY, (ALBERTA) February 3, 2009 — Petroflow Energy Ltd. reports that it intends to conduct a normal course issuer bid (“NCIB”), through the facilities of the TSX to purchase for cancellation up to 500,000 Common Shares, representing approximately 1.69% of its issued and outstanding share capital. The Company previously commenced an NCIB effective December 22, 2008 through the facilities of the TSX Venture Exchange. As a result of listing its shares on the TSX, the Company has initiated a new NCIB. The Company plans to fund its share repurchases under the NCIB from cash flow and available financing under its bank loan. The board of directors of the Company is of the view that the current market value of the Common Shares does not reflect their underlying value. The directors of the Company have thus concluded that the purchase of Common Shares under this NCIB is an appropriate use of the Company’s funds and is in the best interests of the Company. The NCIB will increase the proportionate share interest in the Company of those shareholders who retain their Common Shares. All Common Shares purchased by the Company will be restored to the status of authorized but unissued shares, thereby increasing the respective proportionate share interests of all remaining shareholders on a pro rata basis. The NCIB also affords an increased degree of liquidity to the Company’s shareholders who elect to dispose of their Common Shares.
It is expected that the NCIB will commence on February 6, 2009 and will continue until February 5, 2010 or such earlier date if the Company purchases the maximum number of Common Shares. Purchases will be made through Leede Financial Markets Inc. Under the rules of the TSX, the Company may purchase a maximum of 1,829 Common Shares per day on or before March 31, 2009 pursuant to TSX Staff Notice 2008-0005, and 1000 Common Shares per day thereafter. As of February 3, 2009, the Company had 29,565,094 Common Shares issued and outstanding.
Pursuant to the previous NCIB, the Company repurchased 6,000 Common Shares through the facilities of the TSX Venture Exchange, at a weighted average price of $2.195 per Common Share.
On behalf of the Board of Directors
Petroflow Energy Ltd.
Mr. John Melton
President & CEO

Forward-Looking Statements
This news release contains statements about potential purchases of common shares for cancellation under the normal course issuer bid, the related methods of funding as well as the timing and extent of such purchases. These statements may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the purchase of common shares can be consummated in the future, at a price that will create value for the Company’s shareholders, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the ability to generate sufficient cash flow and/or access external debt to fund the share purchases, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.